UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-38369

Zepp Health Corporation

(Registrant’s Name)

Huami Global Innovation Center

Building B2, Zhong’an Chuanggu

Technology Park

No. 900 Wangjiang West Road

Hefei, 230088

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒          Form 40-F     ☐

Exhibit Index

Exhibit 99.1 – Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zepp Health Corporation

By:	/s/ Leon Deng
Name:	Leon Deng
Title:	Chief Financial Officer

Date: August 22, 2024